File No.033-61077
       _________________________________________________________________

                               AMENDMENT NO. 1 TO
                              FORM T-1 (305B 2/A)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________

                           STATEMENTS OF ELIGIBILITY
                     UNDER THE TRUST INDENTURE ACT OF 1939
                 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

                CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
                  OF A TRUSTEE PURSUANT TO SECTION 305(b)(2) [ X ]
                                ________________

                             AMARILLO NATIONAL BANK
              (Exact name of Trustee as specified in its charter)

                                   75-0109799
                                ________________

                            (IRS Employer I.D. No.)

                  410 S. Taylor     Amarillo, TX        79101
                  _____________     ____________        _____

              (Address of principal executive offices) (Zip Code)
                                ________________

                             Gerald G. Morgan, Jr.
                                5700 S. W. 45th
                             Amarillo, Texas 79109
                                 (806)358-8116
                                ________________

           (Name, Address, and telephone number of agent for service)
                                ________________

                        CHURCH LOANS & INVESTMENTS TRUST
                        ________________________________

              (Exact name of obligor as specified in its charter)

                  Texas                                     75-6030254
      ______________________________                _______________________
     (State of other jurisdiction of                (IRS Employer I.D. No.)
      incorporation or organization)

                  5305 I-40 West    Amarillo, TX         79106
                  ______________    ____________         _____

             (Address of principal executive offices)  (Zip Code)
                                ________________

                          SECURED SAVINGS CERTIFICATES
                        (Title of indenture securities)

         This application relates to all of the securities registered.
       _________________________________________________________________

                                 GENERAL

         Item 1.  General information.

                  (a)  Office of Controller of Currency
                       Southwestern District
                       1600 Lincoln Plaza
                       500 North Akard
                       Dallas, TX 75001

                       Federal Deposit Insurance Corporation
                       300 North Ervay Street, Suite 3300
                       Dallas, Texas  75201

                  (b)  Yes

         Item 2.  Affiliations with obligor and underwriters.

                       None

         Item 3.  Voting securities.

                       As of June 30, 1997

                  Col. A                          Col. B
               Title of Class               Amount Outstanding

                  Common capital stock, par value
                  $10 per share . . . . . . . . . .  500,000 shares*

         *Amarillo National Bank is a wholly-owned subsidiary of Amarillo National Bancorp, Inc.


                             CONFLICTS OF INTERESTS

         Item 4.  Trusteeships under other indentures.

                  (a)      None

                  (b)      Not applicable

         Item 5. Interlocking directorates and similar relationships with the obligor or underwriters.

                   None

         Item 6. Voting securities of the trustee owned by the obligor or its officials.

                   As of June 30, 1997 - None

         Item 7. Voting securities of the trustee owned by underwriters or their officials.

                   As of June 30, 1997 - None


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         Item 8.  Securities of the obligor owned or held by the trustee.

                   As of June 30, 1997 - None

         Item 9.  Securities of underwriters owned or held by the trustee.

                   As of June 30, 1997 - None

         Item 10. Ownership or holdings by the trustee of voting securities of certain affiliates or security holders of the obligor.

                   As of June 30, 1997 - None

         Item 11. Ownership or holdings by the trustee of any securities of a person owning 50 percent or more of the voting securities of the obligor.

                   As of June 30, 1997 - None

         Item 12. Indebtedness of the Obligor to the Trustee

                   As of June 30, 1997 - None

         Item 13. Defaults by the Obligor

                  (a) As of June 30, 1997 there is no default nor has there been a default under this indenture, except for a technical default due to undercollaterialization of the certificates as required by the Indenture. However, such default was immediately cured in each such case.

                  (b)      Not applicable

         Item 14. Affiliations with the Underwriters.
                   None

         Item 15. Foreign Trustee.
                   Not Applicable

         Item 16. List of Exhibits.

         Exhibit TIA(1)

                   Copy of the Amended Articles of Association of the Trustee dated January 16, 1985 will be manually filed with the Commission.

         Exhibit TIA(2)
                   Copy of the Certificates of Authority to commence the business of banking dated March 18, 1892 and June 25, 1934 will be manually filed with the Commission.

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
         Exhibit TIA(3)
                   Copy of Certificate of Board of Govenors of the Federal Reserve System to exercise trust power dated March 8, 1950 will be manually filed with the Commission.

         Exhibit TIA(4)
                   Copy of existing Bylaws of the Trustee will be manually filed with the Commission.

         Exhibit TIA(5)
                   Not applicable

         Exhibit TIA(6)
                   Consent of Trustee required by Section 321(b) of the Act will be manually filed with the Commission.

         Exhibit TIA(7)
                   Report of condition of Trustee at closing of business as of March 31, 1997 will be manually filed with the Commission.

         Exhibit TIA(8)
                   Not applicable

         Exhibit TIA(9)
                   Not applicable

                                   SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Amarillo National Bank, Amarillo, Texas, a federal banking corporation organized and existing under the laws of the United States, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Amarillo, Texas, on the __th day of July, 1997.


                                       AMARILLO NATIONAL BANK



                                       By:/s/David E. Byrd
                                          -----------------------------
                                          David E. Byrd,
                                          Senior Vice President and
                                          Trust Officer


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